UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2008.
Commission File Number 000-50656
InNexus Biotechnology Inc.

(Translation of registrant’s name into English)
200 Granville Street, Suite 2760 Vancouver, BC V6C 1S4

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InNexus Biotechnology Inc.
(Registrant)

Date July 18, 2008	By	/s/ Wade Brooksby
(Signature)*
Wade Brooksby
Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

CHANGE OF AUDITOR NOTICE
KPMG LLP Chartered Accountants, PO Box 10426, 777 Dunsmuir Street, Vancouver, BC, Y7K 1K3 (the “Former Auditor”) was terminated as independent auditor of InNexus Biotechnology Inc. (the “Company”) effective June 18, 2008. Hein & Associates LLP, 717 17th Street, Suite 1600, Denver, CO, 80202, USA (the “Successor Auditor”) was appointed as the successor auditor effective June 18, 2008 for the unexpired period of KPMG LLP’s term.
In this regard, the Company advises that:
1.	The termination and the recommendation to appoint Hein & Associates LLP as the Company’s successor auditor was considered and approved by the Company’s Board of Directors;

2.	There were no reservations contained in the Former Auditor’s reports issued in respect of any of the Company’s completed fiscal years or any period subsequent to the most recently completed period for which an audit report was issued and which precedes the resignation date;

3.	There were no reportable events (as defined in National Instrument 51-102) in connection with the audits of any of the Company’s completed fiscal years or for any period subsequent to the most recently completed fiscal period.
Dated as of June 27, 2008.
INNEXUS BIOTECHNOLOGY INC.
“Wade Brooksby"
Chief Financial Officer

July 1, 2008
British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, B.C. V7Y1L2
Dear Ladies and Gentlemen:
We have read the Form 6-K dated June 27, 2008 of InNexus Biotechnology Inc. and are in agreement with such statements.
If you have any questions or need additional information, please contact us at 303-298-9600.
Very truly yours,
HEIN & ASSOCIATES LLP

717 17th Street, 16th Floor
Denver, Colorado 80202-3323
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

British Columbia Securities Commission

Dear Sirs
Change of Auditors of InNexus Biotechnology Inc.
We have read the Change of Auditor s Notice of InNexus Biothechology Inc. dated June 27, 2008 and are in agreement with the statements contained in such Notice.
Yours very truly
Chartered Accountants
Vancouver, Canada
July 7, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.